O

2020 SECOND QUARTER INTERIM REPORT

Financial and Operating Results

For the three and six months ended June 30, 2020

All dollar values are expressed in United States dollars unless otherwise stated

▪

TransGlobe is focused on conserving cash to proactively manage its balance sheet in the current low commodity price environment. The Company ended the second quarter with positive working capital of $35.1 million, including cash and cash equivalents of $34.8 million;

▪	Second quarter production averaged 14,300 boe/d (Egypt 11,990 bbls/d, Canada 2,310 boe/d), a decrease of 697 boe/d (5%) from the previous quarter;
▪	Production in July averaged ~12,439 boe/d (Egypt ~10,145 bbls/d, Canada ~2,294 boe/d), a decrease of 13% from Q2-2020, in line with revised budget expectations due to natural declines;
▪

Sales averaged 12,470 boe/d including 312.6 mbbls sold to EGPC for net proceeds of $7.2 million in Q2-2020. Average realized price for Q2-20 sales of $21.63/boe; Q2-2020 average realized price on Egyptian sales of $23.96/bbl and Canadian sales of $11.01/boe;

▪	Full year 2020 production guidance range narrowed to 13,300 to 13,800 boe/d to reflect deferred well interventions in Egypt (previously 13,300 to 14,300 boe/d);
▪	Negative funds flow from operations of $2.8 million ($0.03 per share) in the quarter;
▪	Second quarter net loss of $13.4 million ($0.19 per share), inclusive of a $3.3 million unrealized loss on derivative commodity contracts;
▪	Consistent with the revised 2020 budget previously disclosed, there has been no drilling activity in Egypt or Canada during Q2-2020;
▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production;
▪

Hedged TransGlobe’s remaining unhedged forecasted 2020 Egypt entitlement oil production with dated Brent collars (costless), protecting a floor price of $30.00 purchased puts against $40.70 sold calls;

▪	Despite restrictions on travel, constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements continued throughout the quarter; and
▪

TransGlobe continues to actively evaluate M&A opportunities, with a view to not only better position the Company to weather the current downturn but also rebound strongly once commodity prices begin to strengthen.

www.trans-globe.com

TSX & AIM: TGL   NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 7
Condensed Consolidated Interim Financial Statements	Page 21
Notes to the Condensed Consolidated Interim Financial Statements	Page 25

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2020	2019	% Change	2020	2019	% Change
Petroleum and natural gas sales	24,549	81,123	(70)	104,736	150,340	(30)
Petroleum and natural gas sales, net of royalties	11,392	43,071	(74)	64,626	80,423	(20)
Realized derivative gain (loss) on commodity contracts	1,977	(707)	380	6,145	(929)	761
Unrealized derivative (loss) gain on commodity contracts	(3,348)	1,773	(289)	1,028	(3,001)	134
Production and operating expense	10,406	12,410	(16)	33,663	23,943	41
Selling costs	423	98	332	1,049	573	83
General and administrative expense	3,951	3,774	5	5,855	8,641	(32)
Depletion, depreciation and amortization expense	5,657	9,245	(39)	17,909	18,011	(1)
Income tax expense	2,445	7,476	(67)	7,030	13,679	(49)
Cash flow generated by operating activities	24,551	22,125	11	20,878	9,054	131
Funds flow from operations[1]	(2,764)	19,116	(114)	22,918	34,271	(33)
Basic per share	(0.03)	0.26		0.32	0.47
Diluted per share	(0.03)	0.26		0.32	0.47
Net (loss) earnings	(13,367)	10,046	(233)	(68,585)	1,240	(5,631)
Basic per share	(0.19)	0.14		(0.95)	0.02
Diluted per share	(0.19)	0.14		(0.95)	0.02
Capital expenditures	1,229	8,097	(85)	6,806	16,644	(59)
Dividends declared	-	-	-	-	2,539	(100)
Dividends declared per share	-	-		-	0.035
Working capital	35,112	54,078	(35)	35,112	54,078	(35)
Long-term debt, including current portion	27,071	48,109	(44)	27,071	48,109	(44)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-	72,542	72,485	-
Diluted (weighted average)	72,542	72,548	-	72,542	72,629	-
Total assets	221,347	315,999	(30)	221,347	315,999	(30)

Operating
Average production volumes (boe/d)	14,300	16,940	(16)	14,648	16,436	(11)
Average sales volumes (boe/d)	12,470	15,973	(22)	17,702	15,513	14
Inventory (mbbls)	408.7	735.0	(44)	408.7	735.0	(44)
Average realized sales price ($/boe)	21.63	55.81	(61)	32.51	53.54	(39)
Production and operating expenses ($/boe)	9.17	8.54	7	10.45	8.53	23
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,300 barrels of oil equivalent per day ("boe/d") during the second quarter of 2020. Egypt production was 11,990 barrels of oil per day ("bbls/d") and Canada production was 2,310 boe/d. While production for the quarter was at the upper end of full year 2020 guidance of between 13,300 to 14,300 boe/d and 5% lower than the previous quarter, primarily due to natural declines, the Company has narrowed its full year 2020 guidance to 13,300 to 13,800 boe/d to reflect deferred well interventions in Egypt during low oil prices.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $23.96 per barrel in Egypt during the quarter. In Canada, the Company received an average of $14.32 per barrel of oil, $11.43 per barrel of NGL and $1.31 per thousand cubic feet ("mcf") of natural gas during the quarter.

During Q2-2020, the Company had negative funds flow from operations of $2.8 million and ended the quarter with positive working capital of $35.1 million, including cash and cash equivalents of $34.8 million. The Company had a net loss in the quarter of $13.4 million, inclusive of a $3.3 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts as at June 30, 2020.

In Egypt, the Company sold 312.6 mbbls to EGPC during the quarter, and had 402.4 mbbls of entitlement crude oil inventory at June 30, 2020. In Canada, the Company put spare oil storage capacity into service of ~12,000 bbls at its Canadian producing locations during the quarter to take advantage of strength in the forward pricing curve and has retained optionality to bring on flush production in a higher commodity price environment with the deferral of completion operations on the South Harmattan well drilled in the first quarter of 2020. The Company ended the quarter with 6.3 mbbls of Canadian light crude oil inventory.

Consistent with the Company’s revised 2020 budget, there has been no drilling activity in Egypt or Canada during the second quarter.

Despite restrictions on travel, constructive negotiations with EGPC to amend, extend and consolidate the Company’s Eastern Desert concession agreements continued through the quarter. With both parties recognizing the attractiveness of a revised agreement to stabilize and ultimately improve investment in production, following a return to a more sustainable commodity price environment, the Company is increasingly confident that a successful conclusion will be reached in the near-term.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price.  TransGlobe continues to be vigilant in its search for attractive M&A opportunities while steadfastly retaining its focus on shareholder value creation.

Crisis Mitigation Measures

TransGlobe is focused on conserving cash to proactively manage its balance sheet in the current low commodity price environment. The Company has successfully implemented the previously announced 80% reduction in the 2020 capital program and continues to monitor general and administrative (“G&A”) cost reductions. The Company estimates that G&A reductions will reduce go-forward monthly G&A by approximately 35%, however, the Company incurred non-recurring restructuring charges that impacted Q2-2020 results.

Material operating cost reductions in Egypt require the assistance of the Company’s Egyptian joint venture partner, the Egyptian General Petroleum Corporation (“EGPC”). Discussions continue to further reduce operating expenditures.

The Company remains in constant communication with its lenders (Mercuria Energy Trading SA and ATB Financial) and does not anticipate deviating from its pre-crisis planned debt reduction schedule. The Company repaid $10.0 million on the $75.0 million prepayment facility agreement with Mercuria in April 2020, leaving $20.0 million drawn and outstanding of a revolving balance of up to $75.0 million.

Business continuity plans have been implemented in all our locations and operations continue as normal. The Company has had three reported cases of COVID-19 in its joint venture in Egypt, which were managed according to established Company, local and national quarantine guidelines. All three have recovered and returned to work with no onward infection spread reported.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling activity in the Eastern Desert during Q2 2020.

Production

Production averaged 11,757 bbls/d during the quarter, a decrease of 5% (586 bbls/d) from the previous quarter. This marginal decrease was primarily due to natural declines, with June production positively impacted by successful well maintenance in May and timing of production recognition. To reflect well intervention deferrals since May, production guidance, including South Ghazalat, has been narrowed for full year 2020 and is now 11,200 to 11,600 bbls/d.

Production in July 2020 averaged ~9,956 bbls/d.

Sales

The Company sold 304.6 mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2020		2019
	Q-2	Q-1	Q-4	Q-3
Gross production rate[1]	11,757	12,343	12,831	13,750
TransGlobe production (inventoried) sold	(1,761)	7,937	(674)	(1,821)
Total sales	9,996	20,280	12,157	11,929

Government share (royalties and tax)	6,648	6,977	7,250	7,795
TransGlobe sales (after royalties and tax)[2]	3,348	13,303	4,907	4,134
Total sales	9,996	20,280	12,157	11,929
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,453 (Q2-2020), 3,664 (Q1-2020), 3,857 (Q4-2019), and 4,003 (Q3-2019)
West Bakr – 7,935 (Q2-2020), 8,277 (Q1-2020), 8,489 (Q4-2019), and 8,978 (Q3-2019)
North West Gharib – 369 (Q2-2020), 402 (Q1-2020), 485 (Q4-2019), and 769 (Q3-2019)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The SGZ-6x well continues to produce from the Upper Bahariya reservoir at a rate restricted to a field estimated 150-200 bbls/d light and medium crude to evaluate the well, manage the reservoir and optimize the separation of oil, gas and water.

Production

Production averaged 233 bbls/d during the quarter, an increase of 15% (31 bbls/d) from the previous quarter.

Production in July 2020 averaged ~189 bbls/d.

Sales

The Company sold all of its entitlement crude oil production of 8.0 mbbls in the quarter to EGPC.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CANADA

Operations and Exploration

Consistent with the Company’s revised 2020 budget, there has been no drilling or completion activity during Q2 2020.

The 2-mile horizontal 2-20 well, completed in Q4-2019 and de-risking the South Harmattan fairway, produced at field estimated rates of 140 boe/d (95 bbls/d light oil, 171 mcf/d gas, 17 bbls/d NGL) in July. The Company remains encouraged as the well continues to produce above expectations for this significant new resource play. The 2-20 well has de-risked 18.5 sections of land in the fairway representing 72 1-mile equivalent locations.

TransGlobe’s light oil production continued to be produced at a positive field netback, despite lower crude oil prices in Western Canada early in the quarter, further supported by continued relatively strong natural gas prices. The Company put spare oil storage capacity into service of ~12,000 bbls at our Canadian producing locations during the quarter to take advantage of strength in the forward pricing curve and has retained optionality to bring on flush production in a higher commodity price environment with the deferral of completion operations on the South Harmattan well drilled in the first quarter of 2020.

Production

In Canada, production averaged 2,310 boe/d during the quarter, a decrease of 143 boe/d (6%) from the previous quarter. This marginal decrease was primarily due to natural declines. Production guidance has been narrowed for full year 2020 and is now 2,100 to 2,200 boe/d.

Ending light crude oil inventory in Canada was 6.3 mbbls at June 30, 2020.

Production in July 2020 averaged ~2,294 boe/d with ~667 bbls/d of oil.

Quarterly Canada Production	2020		2019
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	706	860	908	666
Canada NGLs (bbls/d)	826	761	735	585
Canada natural gas (mcf/d)	4,665	4,996	5,331	5,652
Total production (boe/d)	2,310	2,453	2,531	2,193

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 11, 2020

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2020 and 2019, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2019 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein) and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2020, including expected 2020 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2020 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; and the ability of

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Cash flow generated by operating activities	24,551	22,125	20,878	9,054
Changes in non-cash working capital	(27,315)	(3,009)	2,040	25,217
Funds flow from operations[1]	(2,764)	19,116	22,918	34,271
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2020 outlook provides information as to management’s expectation for results of operations for 2020. Readers are cautioned that the 2020 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2020 Outlook

The 2020 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reactions to the spread of COVID-19 and the related economic fallout have created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand has significantly deteriorated as a result of the pandemic and corresponding preventative measures taken globally to mitigate the spread of the virus. In addition to this, the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. These events have compounded the impact of a sustained material decline in oil demand and the supply increase from OPEC+ members attempting to capture market share. In April 2020, OPEC+ agreed to cut production, however downward pressure on commodity prices has remained and could continue for the foreseeable future. While market conditions improved in the latter part of the second quarter as governments began to ease lockdown restrictions, the Company has recorded lower per unit results in 2020 due to these events which may continue to negatively affect TransGlobe’s business.

The Company is focusing on conserving cash to prudently manage its balance sheet in the current low commodity price environment. It has executed upon the previously announced 80% reduction in the 2020 capital program and will continue to focus only on those investments that are critical to health, safety and environment (“HSE”) and value preservation in this period of low oil prices. In Canada, the Company continues to explore all avenues with its contractors and suppliers to further reduce operating costs in its Canadian operations. In Egypt, TransGlobe continues discussions with EGPC, the Company’s joint venture partner, to further reduce operating expenditures.

TransGlobe has also successfully implemented general and administrative (“G&A”) cost reductions across all locations through staff reductions, salary rollbacks and reducing all discretionary expenditures. The Company anticipates these actions may reduce go-forward G&A by approximately 35%.

With $20.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $7.4 million owed to ATB Financial (“ATB”), TransGlobe remains in regular communication with its lenders, and remains confident in its ability to weather the current oil price disruption. During the second quarter of 2020 the company repaid $10.0 million on the prepayment agreement. The Company exited the second quarter of 2020 with $34.8 million in cash on hand. Subsequent to the end of the quarter the Company collected $2.0 million in proceeds from the sale of crude oil in Egypt and another $0.6 million from maturing hedge positions.

While production for the quarter was at the upper end of full year 2020 guidance of between 13,300 to 14,300 boe/d and 5% lower than the previous quarter, primarily due to natural declines, the Company has narrowed its full year 2020 guidance to reflect deferred well interventions in Egypt while oil prices were at their lowest. Total corporate production is now expected to range between 13,300 and 13,800 boe/d (mid-point of 13,550 boe/d) for 2020 with a 93% weighting to oil and liquids. Egypt oil production is now expected to range between 11,200 and 11,600 bbls/d (mid-point of 11,400 bbls/d) in 2020. Canadian production is now expected to range between 2,100 and 2,200 boe/d (mid-point of 2,150 boe/d) in 2020. The 2020 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	912	661	1,573
Heavy crude oil (bbls/d)	10,488	-	10,488
Conventional natural gas (mcf/d)	-	4,397	4,397
Associated natural gas liquids (bbls/d)	-	756	756
Total (boe/d)	11,400	2,150	13,550

The Company has and will continue to monitor its economic thresholds for shutting in production in both Canada and Egypt. At this time the Company has not shut-in any material production but this is being monitored. Should TransGlobe choose to shut-in uneconomic production, 2020 production guidance will be negatively impacted.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2020. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	20.00	30.00	40.00	50.00	60.00
Benchmark natural gas price ($/mcf)[2]	1.27	1.34	1.42	1.49	1.57
Netback ($/boe)
Egypt - crude oil[3]	(6.70)	(2.60)	1.60	5.50	7.80
Canada - crude oil[4]	4.10	13.00	21.50	29.10	36.40
Canada - natural gas and NGLs[4]	(1.30)	0.90	3.00	4.90	6.70
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2020 Egypt production profile, Gharib Blend price differential estimate of $7.50/bbl applied consistently at all price points, concession differentials of 4%, 5% and 3% applied to WG/WB/NWG respectively, operating costs estimated at ~$11.90/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2020 Canada production profile Edmonton Light price differential estimate of $C8.00/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C9.90/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2020		2019				2018
($000s, except per share amounts, price and volumes)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Operations
Average production volumes
Crude oil (bbls/d)	12,696	13,404	13,739	14,416	15,451	14,510	13,463	12,506
NGLs (bbls/d)	826	761	735	585	533	470	829	876
Natural gas (mcf/d)	4,665	4,996	5,331	5,652	5,733	5,663	5,865	5,695
Total (boe/d)	14,300	14,997	15,362	15,943	16,940	15,924	15,270	14,331
Average sales volumes
Crude oil (bbls/d)	10,865	21,341	13,065	12,595	14,484	13,633	12,676	12,665
NGLs (bbls/d)	826	761	735	585	533	470	829	876
Natural gas (mcf/d)	4,665	4,996	5,331	5,652	5,733	5,663	5,865	5,695
Total (boe/d)	12,470	22,934	14,688	14,122	15,973	15,047	14,483	14,490
Average realized sales prices
Crude oil ($/bbl)	23.40	40.47	51.61	54.33	60.29	54.51	60.12	61.79
NGLs ($/bbl)	11.43	12.49	18.81	19.75	24.55	31.80	24.39	22.64
Natural gas ($/mcf)	1.31	1.61	1.81	0.70	0.89	1.94	1.22	1.01
Total oil equivalent ($/boe)	21.63	38.42	47.51	49.56	55.81	51.11	54.51	55.77
Inventory (mbbls)	408.7	242.1	964.5	902.6	735.0	647.0	568.1	495.6
Petroleum and natural gas sales	24,549	80,187	64,201	64,388	81,123	69,217	72,628	74,345
Petroleum and natural gas sales, net of royalties	11,392	53,234	28,473	31,200	43,071	37,352	40,605	42,453
Cash flow generated by (used in) operating activities	24,551	(3,672)	23,740	12,042	22,125	(13,071)	9,822	47,639
Funds flow from operations[1]	(2,764)	25,683	3,171	9,429	19,116	15,155	8,842	17,018
Basic per share	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12	0.24
Diluted per share	(0.03)	0.35	0.04	0.13	0.26	0.21	0.12	0.23
Net (loss) earnings	(13,367)	(55,218)	(8,202)	2,967	10,046	(8,806)	30,719	(12,283)
Basic per share	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.43	(0.17)
Diluted per share	(0.19)	(0.76)	(0.11)	0.04	0.14	(0.12)	0.42	(0.17)
Capital expenditures	1,229	5,577	10,996	9,292	8,097	8,547	17,433	12,783
Dividends declared	-	-	-	2,539	-	2,539	-	2,527
Dividends declared per share	-	-	-	0.035	-	0.035	-	0.035
Total assets	221,347	241,219	308,325	312,654	315,999	308,113	318,296	314,203
Cash and cash equivalents	34,837	23,830	33,251	24,444	34,125	24,735	51,705	62,663
Working capital	35,112	53,294	32,194	47,150	54,078	43,600	50,987	52,351
Total long-term debt, including current portion	27,071	36,591	37,041	41,726	48,109	47,687	52,355	52,532
Net debt-to-funds flow from operations ratio[2]	(0.23)	(0.29)	0.10	(0.10)	(0.10)	0.05	0.02	0.00
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the second quarter of 2020, TransGlobe:

•

Reported a decrease in production volumes of 16% compared to Q2-2019, primarily attributable to natural declines offset by Egypt production in June being positively impacted by successful well maintenance in May;

•	Sold 312.6 mbbls to EGPC in the second quarter of 2020 and ended the quarter with crude oil inventory of 402.4 mbbls in Egypt;
•	Collected $21.7 million of accounts receivable from EGPC during the quarter;
•	Reported negative funds flow from operations of $2.8 million, inclusive of a $2.0 million realized derivative gain on commodity contracts;
•	Petroleum and natural gas sales decreased by 70% compared to Q2-2019, primarily due to a 22% decrease in sales volumes and a 61% decrease in realized prices;
•	Reported a net loss of $13.4 million inclusive of a $3.3 million unrealized derivative loss on commodity contracts;
•	Spent $1.2 million on capital expenditures; and
•	Ended Q2-2020 with positive working capital of $35.1 million, including $34.8 million in cash and cash equivalents.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2020			2019
Average reference prices and exchange rates	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price ($/bbl)	29.34	50.44	63.41	61.93	68.92
Edmonton Sweet index ($/bbl)	21.71	38.59	51.56	51.76	55.17
Natural gas
AECO ($/mmbtu)	1.41	1.43	1.88	1.04	0.89
US/Canadian Dollar average exchange rate	1.39	1.35	1.32	1.32	1.34

In Q2-2020, the average price of Dated Brent oil was 42% and 57% lower than Q1-2020 and Q2-2019, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the second quarter of 2020, the average price of Edmonton Sweet index oil (expressed in US$) was 44% and 61% lower than Q1-2020 and Q2-2019, respectively. In Q2-2020, the average price of AECO natural gas was 1% lower than Q1-2020 and 58% higher than Q2-2019.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	11,990	14,663	12,267	14,143
Canada crude oil (bbls/d)	706	788	783	841
Canada NGLs (bbls/d)	826	533	793	502
Canada natural gas (mcf/d)	4,665	5,733	4,830	5,698
Total Company (boe/d)	14,300	16,940	14,648	16,436

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
Egypt crude oil (bbls/d)	10,228	13,696	15,355	13,220
Canada crude oil (bbls/d)	637	788	749	841
Canada NGLs (bbls/d)	826	533	793	502
Canada natural gas (mcf/d)	4,665	5,733	4,830	5,698
Total Company (boe/d)	12,470	15,973	17,702	15,513

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Netback

Consolidated netback

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	24,549	21.63	81,123	55.81
Royalties[2]	13,157	11.59	38,052	26.18
Current taxes[2]	2,445	2.15	7,476	5.14
Production and operating expenses	10,406	9.17	12,410	8.54
Selling costs	423	0.37	98	0.07
Netback[1]	(1,882)	(1.65)	23,087	15.88
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil or Canada light crude oil barrels held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	104,736	32.51	150,340	53.54
Royalties[2]	40,110	12.45	69,917	24.90
Current taxes[2]	7,030	2.18	13,679	4.87
Production and operating expenses	33,663	10.45	23,943	8.53
Selling costs	1,049	0.33	573	0.20
Netback[1]	22,884	7.10	42,228	15.04
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil or Canada light crude oil barrels held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	22,304	23.96	75,498	60.58
Royalties[2]	12,477	13.41	37,807	30.33
Current taxes[2]	2,445	2.63	7,476	6.00
Production and operating expenses	9,031	9.70	10,411	8.35
Selling costs	423	0.45	98	0.08
Netback[1]	(2,072)	(2.23)	19,706	15.82
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	97,719	34.97	138,478	57.87
Royalties[2]	38,819	13.89	68,794	28.75
Current taxes[2]	7,030	2.52	13,679	5.72
Production and operating expenses	30,389	10.87	20,182	8.43
Selling costs	1,049	0.38	573	0.24
Netback[1]	20,432	7.31	35,250	14.73
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at June 30, 2020).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per barrel in Egypt decreased by 114% and 50%, respectively, for the three and six months ended June 30, 2020, compared with the same periods in 2019. The decrease was primarily due to 60% and 40% lower realized oil prices, 16% and 29% higher production and operating expenses per bbl, partially offset by 56% and 52% lower royalties and taxes per bbl.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Royalties and taxes as a percentage of revenue were 67% and 47%, respectively, in the three and six months ended June 30, 2020, compared to 60% in both periods in 2019. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and six months ended June 30, 2020, royalties and taxes as a percentage of revenue would have been 57% and 59% (2019 - 56% for both periods). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease from 60% for the six months ended June 30, 2019 to 47% for the six months ended June 30, 2020, was due to sales outpacing production in the first half of 2020, partially offset by Q1-2020 excess cost oil in the West Bakr concession. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden. The relative increase from 60% for the three months ended June 30, 2019 to 67% for the three months ended June 30, 2020, was due to production outpacing sales in the second quarter of 2020.

In Egypt, the average selling price was $23.96/bbl and $34.97/bbl, respectively, during the three and six months ended June 30, 2020 which represents a decrease of 60% and 40% compared to the same periods in 2019. The differences between the average selling prices and Dated Brent prices are due to a gravity/quality adjustment and are also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 13% ($1.4 million) in the three months ended June 30, 2020 compared with the same period in 2019. The decrease was primarily related to a build in crude oil inventory ($0.9 million), whereby operating costs were capitalized to inventory to be expensed when sold, and lower workover costs. Production and operating expenses increased by 51% ($10.2 million) for the six months ended June 30, 2020 compared with the same period in 2019. The increase was primarily related to a significant decrease in crude oil inventory through sales to both EGPC and Mercuria whereby operating costs previously capitalized to inventory were expensed when sold ($8.2 million). The increase was also caused by higher manpower costs and operating expenses related to the South Ghazalat concession which began operating in 2020, partially offset by a decrease in workovers.

Canada

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	830	14.32	3,970	55.35
Natural gas sales	556	7.86	463	5.32
NGL sales	859	11.43	1,192	24.55
Total sales	2,245	11.01	5,625	27.15
Royalties	680	3.34	245	1.18
Production and operating expenses	1,375	6.74	1,999	9.65
Netback[1]	190	0.93	3,381	16.32
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Canada light crude oil barrels held as inventory at June 30, 2020).

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	4,005	29.38	7,875	51.75
Natural gas sales	1,288	8.79	1,450	8.44
NGL sales	1,724	11.95	2,537	27.92
Total sales	7,017	16.43	11,862	28.59
Royalties	1,291	3.02	1,123	2.71
Production and operating expenses	3,274	7.66	3,761	9.06
Netback[1]	2,452	5.75	6,978	16.82
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Canada light crude oil barrels held as inventory at June 30, 2020).

Netbacks per boe in Canada decreased by 94% and 66%, respectively, for the three and six months ended June 30, 2020 compared to the same periods in 2019. The decrease is mainly due to a lower realized sales price in Canada (59% and 43%, respectively) and higher royalties per boe (183% and 11%, respectively), partially offset by the lower production and operating expenses per boe (30% and 15%, respectively).

In Canada, royalty expense increased by $0.4 million and $0.2 million, respectively, for the three and six months ended June 30, 2020 compared to the same periods in 2019. The increase in royalties was primarily due to an increase in mineral taxes on the four new wells drilled in the second half of 2019. A further increase in royalties was caused by a decrease in Gas Cost Allowance (“GCA”) rebates received in 2020 compared to 2019. Royalties amounted to 30% and 18% of petroleum and natural gas sales revenue during the three and six months ended June 30, 2020, compared to 4% and 9% during the comparative periods in 2019. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Production and operating expenses decreased by 31% and 13% in the three and six months ended June 30, 2020, respectively, compared with the same periods in 2019. These decreases were primarily due to a build in inventory, whereby operating costs were capitalized to inventory to be expensed when sold, and a decrease in transportation costs in Q2-2020.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	3,244	2.86	3,642	2.51
Stock-based compensation	884	0.78	428	0.29
Capitalized G&A and overhead recoveries	(177)	(0.16)	(296)	(0.20)
Net G&A	3,951	3.48	3,774	2.60

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	6,755	2.10	7,877	2.81
Stock-based compensation	(417)	(0.13)	1,343	0.48
Capitalized G&A and overhead recoveries	(483)	(0.15)	(579)	(0.21)
Net G&A	5,855	1.82	8,641	3.08

G&A (gross) decreased by 11% and 14% for the three and six months ended June 30, 2020 compared with the same periods in 2019. These decreases were primarily due to lower salaries, short term incentive payments, business development costs, reduced corporate travel and professional fees, partially offset by non-recurring restructuring charges compared to the same periods in 2019.

The revaluation of the Company’s potential obligations on stock-based compensation resulted in an expense of $0.9 million and recovery of $0.4 million for the three and six months ended June 30, 2020, respectively, compared to expenses of $0.4 million and $1.3 million in the same periods in 2019. The increase for the three months ended June 30, 2020 was primarily due to an increase in the Company’s share price at the end of the second quarter of 2020 and the associated revaluation of the Company’s potential obligations. The recovery of $0.4 million for the six months ended June 30, 2020 was primarily due to a significant decrease in the Company’s share price from year end and headcount reductions in Q1-2020.

Capitalized G&A decreased by 40% and 17% for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. These decreases are primarily due to reduced capital activity in 2020 due to the COVID-19 pandemic.

FINANCE COSTS

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	387	856	969	1,739
Interest on borrowing base facility	65	121	158	229
Amortization of deferred financing costs	98	90	193	180
Interest on lease obligations	39	73	84	133
Finance costs	589	1,140	1,404	2,281
Interest paid	512	986	1,130	1,981

Finance costs for the three and six months ended June 30, 2020 decreased to $0.6 million and $1.4 million, respectively, from $1.1 million and $2.3 million for the same periods in 2019. These decreases were due to a lower balance of long-term debt and decreases to LIBOR and ATB Prime.

As at June 30, 2020, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was outstanding. During the six months ended June 30, 2020, the Company repaid a $10.0 million of this balance.

As at June 30, 2020, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was outstanding.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2020.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	3,820	4.10	7,154	5.74
Canada	1,643	8.06	1,889	9.12
Corporate	194	-	202	-
Total	5,657	4.99	9,245	6.36
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels or Canada light crude oil barrels held as inventory at June 30, 2020 and 2019).

	Six Months Ended June 30
	2020		2019
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	13,853	4.96	13,813	5.77
Canada	3,656	8.56	3,797	9.15
Corporate	400	-	401	-
Total	17,909	5.56	18,011	6.41
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended June 30, 2020 and 2019 (these figures do not include TransGlobe's Egypt entitlement barrels or Canada light crude oil barrels held as inventory at June 30, 2020 and 2019).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized expensed when sold. During the three months ended June 30, 2020, DD&A decreased by 47% ($3.3 million), compared to the same period in 2019. This decrease was primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production. Gross DD&A remained flat for the six months ended June 30, 2020, compared to the same period of 2019 primarily due to a significant decrease in crude oil inventory during the first quarter of 2020, offset by a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production.

In Canada, gross DD&A decreased by 13% ($0.2 million) and 4% ($0.1 million) during the three and six months ended June 30, 2020, compared with the same periods in 2019. These decreases are primarily attributable to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production, partially offset by a build in inventory in the period.

IMPAIRMENT LOSS

The disruption to the oil and gas industry experienced during the first quarter of 2020 and the resulting downward pressure on commodity prices resulted in the Company concluding there were indicators of impairment present on both its petroleum and natural gas (“PNG”) and exploration and evaluation (“E&E”) assets that required the Company to perform an assessment of the recoverability of these assets as at March 31, 2020.

The Company recorded a non-cash impairment loss of $40.0 million on its PNG assets during the first quarter of 2020. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. These impairment losses were recorded to reduce the carrying value of these PNG assets to their projected recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada.

The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized on these two concessions represented the entire E&E asset balances in the concessions. The E&E impairment losses were taken after consideration of the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

No indicators of impairment were identified as at June 30, 2020.

If market conditions deteriorate, including crude oil prices further declining and remaining at low levels for a sustained period of time, TransGlobe may record further asset impairments in 2020.  Alternatively, if both near-term and long-term commodity prices have a strong recovery from current levels and outlook, the possibility exists for a value recovery in the future.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2020	2019
Egypt	4,836	15,700
Canada	1,832	811
Corporate	138	133
Total	6,806	16,644

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Capital expenditures in the first six months of 2020 were $6.8 million (2019 - $16.6 million).

In Egypt, the Company incurred $4.8 million in capital expenditures during the six months ended June 30, 2020 (2019 - $15.7 million) associated with drilling and completing one development oil well and performing four recompletions.

In Canada, the Company incurred $1.8 million in capital expenditures during the six months ended June 30, 2020 (2019 - $0.8 million) associated with drilling one horizontal Cardium oil well in the Harmattan area in Q1-2020.

OUTSTANDING SHARE DATA

As at June 30, 2020 and August 11, 2020, the Company had 72,542,071 common shares issued and outstanding and 4,589,042 stock options issued and outstanding, of which 2,797,168 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by its existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flow from operations and cash on hand. The Company expects to fund its revised 2020 exploration and development program through the use of working capital and cash flow from operations. The Company also expects to pay down debt and explore business development opportunities with its working capital. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at June 30, 2020, the Company had a working capital surplus of $35.1 million (December 31, 2019 - $32.2 million). The increase in working capital is primarily due to an increase in cash resulting from cash collections on accounts receivable in the period and an increase in accounts receivable due to increased sales to EGPC in 2020, partially offset by a corresponding decrease in crude oil inventory.

As at June 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to six months in 2017, and has since fluctuated within an acceptable range. As at June 30, 2020, amounts owing from EGPC were $14.7 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 312.6 mbbls of crude oil to EGPC in Q2-2020 for net proceeds of $7.2 million. During the second quarter of 2020, the Company collected $21.7 million of accounts receivable from EGPC, an additional $2.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at June 30, 2020, crude oil held as inventory was 408.7 mbbls.

As at June 30, 2020, the Company had $86.0 million of revolving credit facilities with $27.4 million drawn and $58.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at June 30, 2020. During the six months ended June 30, 2020, the Company repaid $10.0 million on this prepayment facility. The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value.  During the six months ended June 30, 2020, the Company had drawings of C$0.2 million ($0.2 million) on this facility.

PRODUCT INVENTORY

Product inventory primarily consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at June 30, 2020, the Company had 402.4 mbbls of entitlement crude oil stored as inventory in Egypt, which represents approximately two-and-a-half-months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have fluctuated from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Three Months Ended	Six Months Ended	Year Ended
(mbbls)	June 30, 2020	June 30, 2020	December 31, 2019
Product inventory, beginning of period	242.1	964.5	568.1
TransGlobe entitlement production	472.9	968.1	2,170.0
Crude oil sales	(312.6)	(1,530.2)	(1,773.6)
Product inventory, end of period[1]	402.4	402.4	964.5
[1]	Excludes 6.3 mbbls of Canadian light crude oil barrels held as inventory as at June 30, 2020.

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Six Months Ended	Year Ended
	June 30, 2020	December 31, 2019
Production and operating expenses ($/bbl)	18.55	12.82
Depletion ($/bbl)	4.84	5.34
Unit cost of inventory ($/bbl)[1]	23.39	18.16
Product inventory, end of period (mbbls)[1]	402.4	964.5
Product inventory, end of period ($000s)[1]	9,412	17,516
[1]	Excludes 6.3 mbbls of Canadian light crude oil barrels held as inventory as at June 30, 2020 valued at $0.1 million ($16.80/bbl).

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitments	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2020.

ASSET RETIREMENT OBLIGATION

As at June 30, 2020, TransGlobe had an asset retirement obligation ("ARO") of $12.6 million (December 31, 2019 - $13.6 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – rates between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at June 30, 2020 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jul 2020 - Dec 2020	Collar	600,000	100,000	30.00	40.70	N/A

RISKS AND UNCERTAINTIES

There have been no material changes to the risk factors from the information provided in the Company’s MD&A for the year ended December 31, 2019 included in the Company's annual report with the exception of those discussed below.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market will negatively affect the Company's operating results in 2020. The future impacts of the global repercussions of these factors on the Company's business or operating and financial results are unpredictable and cannot be identified with certainty at this time. There is no assurance that these factors will not have a material adverse impact on TransGlobe or the results of its operations. The extent of the impact, if any, will depend on developments beyond the Company’s control, including actions taken by governments, financial institutions, monetary policy authorities, and public health authorities to contain and respond to public health concerns and general economic conditions as a result of the pandemic.

TransGlobe will continue to actively monitor the situation and may take further actions to adapt to these conditions. TransGlobe cannot be certain of the potential effects any such actions may have on the business or operating and financial results for the fiscal year ending December 31, 2020.

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2019 and in the Critical Judgements and Accounting Estimates section of the Company’s 2019 annual MD&A.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however there could be a further prospective material impact in future periods.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2020	2019	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	18	11,392	43,071	64,626	80,423
Finance revenue		34	133	92	316
Other revenue	5	222	-	222	-
		11,648	43,204	64,940	80,739

EXPENSES
Production and operating	8,18	10,406	12,410	33,663	23,943
Selling costs		423	98	1,049	573
General and administrative		3,951	3,774	5,855	8,641
Foreign exchange loss		113	32	165	(55)
Finance costs	6	589	1,140	1,404	2,281
Depletion, depreciation and amortization	8,10	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	11	60	49	128	105
Loss (gain) on financial instruments	4	1,371	(1,066)	(7,173)	3,930
Impairment loss	9,10	-	-	73,495	8,391
		22,570	25,682	126,495	65,820

(Loss) Earnings before income taxes		(10,922)	17,522	(61,555)	14,919

Income tax expense - current		2,445	7,476	7,030	13,679
NET (LOSS) EARNINGS		(13,367)	10,046	(68,585)	1,240

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		2,247	1,119	(2,559)	1,660
COMPREHENSIVE (LOSS) INCOME		(11,120)	11,165	(71,144)	2,900

Net (loss) earnings per share	17
Basic		(0.19)	0.14	(0.95)	0.02
Diluted		(0.19)	0.14	(0.95)	0.02

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	June 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	7	34,837	33,251
Accounts receivable	4	19,189	10,681
Derivative commodity contracts	4	810	-
Prepaids and other		4,313	4,338
Product inventory	8	9,518	17,516
		68,667	65,786
Non-Current
Intangible exploration and evaluation assets	9	584	33,706
Property and equipment
Petroleum and natural gas assets	10	144,520	196,150
Other	10	3,554	4,296
Deferred taxes		4,022	8,387
		221,347	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	14	32,630	32,156
Derivative commodity contracts	4	-	217
Current portion of lease obligations	12	925	1,219
		33,555	33,592
Non-Current
Long-term debt	13	27,071	37,041
Asset retirement obligations	11	12,555	13,612
Other long-term liabilities		146	614
Lease obligations	12	407	589
Deferred taxes		4,022	8,387
		77,756	93,835

SHAREHOLDERS’ EQUITY
Share capital	15	152,805	152,805
Accumulated other comprehensive (loss) income		(1,425)	1,134
Contributed surplus		24,918	24,673
(Deficit) Retained earnings		(32,707)	35,878
		143,591	214,490
		221,347	308,325

Commitments and Contingencies (Note 14)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Six Months Ended June 30
	Notes	2020	2019

Share Capital
Balance, beginning of period	15	152,805	152,084
Stock options exercised	15	-	547
Transfer from contributed surplus on exercise of options	15	-	174
Balance, end of period		152,805	152,805

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period		1,134	(939)
Currency translation adjustment		(2,559)	1,660
Balance, end of period		(1,425)	721

Contributed Surplus
Balance, beginning of period		24,673	24,195
Share-based compensation expense	16	245	337
Transfer to share capital on exercise of options	15	-	(174)
Balance, end of period		24,918	24,358

(Deficit) Retained Earnings
Balance, beginning of period		35,878	44,951
Net (loss) earnings		(68,585)	1,240
Dividends		-	(2,539)
Balance, end of period		(32,707)	43,652

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2020	2019	2020	2019

OPERATING
Net (loss) earnings		(13,367)	10,046	(68,585)	1,240
Adjustments for:
Depletion, depreciation and amortization	8,10	5,657	9,245	17,909	18,011
Asset retirement obligation accretion	11	60	49	128	105
Impairment loss	9,10	-	-	73,495	8,391
Share-based compensation	16	884	428	(417)	1,343
Finance costs	6	589	1,140	1,404	2,281
Unrealized loss (gain) on financial instruments	4	3,348	(1,773)	(1,028)	3,001
Unrealized loss (gain) on foreign currency translation		65	(18)	32	(70)
Asset retirement obligations settled	11	-	(1)	(20)	(31)
Changes in non-cash working capital	19	27,315	3,009	(2,040)	(25,217)
Net cash generated by operating activities		24,551	22,125	20,878	9,054

INVESTING
Additions to intangible exploration and evaluation assets	9	(7)	(788)	(337)	(788)
Additions to petroleum and natural gas assets	10	(1,161)	(6,877)	(6,322)	(15,424)
Additions to other assets	10	(61)	(432)	(147)	(432)
Changes in non-cash working capital	19	(1,594)	(834)	(662)	(301)
Net cash used in investing activities		(2,823)	(8,931)	(7,468)	(16,945)

FINANCING
Issue of common shares for cash		-	-	-	547
Interest paid	6	(512)	(986)	(1,130)	(1,981)
Increase in long-term debt	13	72	135	168	256
Payments on lease obligations	12	(381)	(491)	(775)	(890)
Repayments of long-term debt	13	(10,000)	-	(10,000)	(5,000)
Dividends paid		-	(2,539)	-	(2,539)
Changes in non-cash working capital	19	-	-	-	(200)
Net cash used in financing activities		(10,821)	(3,881)	(11,737)	(9,807)

Currency translation differences relating to cash and cash equivalents		100	77	(87)	118
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		11,007	9,390	1,586	(17,580)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		23,830	24,735	33,251	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD		34,837	34,125	34,837	34,125

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at June 30, 2020 and December 31, 2019 and for the three and six month periods ended June 30, 2020 and 2019

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2019.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on August 7, 2020.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2019 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and oversupply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however, there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	As at June 30, 2020		As at December 31, 2019
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	35,647	35,647	33,251	33,251
Financial assets at amortized cost	19,189	19,189	10,681	10,681
Financial liabilities at fair value through profit or loss	-	-	217	217
Financial liabilities at amortized cost	59,701	60,006	69,197	69,695

Assets and liabilities as at June 30, 2020 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 13), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at June 30, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00
Jul 2020 - Dec 2020	Collar	600,000	100,000	30.00	40.70	N/A

The gains and losses on financial instruments for the three and six months ended June 30, 2020 and 2019 are comprised as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Realized derivative (gain) loss during the period	(1,977)	707	(6,145)	929
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	3,348	(1,773)	(1,028)	3,001
Loss (gain) on financial instruments	1,371	(1,066)	(7,173)	3,930

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	June 30, 2020	December 31, 2019
Neither impaired nor past due	6,232	3,636
Not impaired and past due in the following period:
Within 30 days	3,218	226
31-60 days	1,479	131
61-90 days	3,311	5,672
Over 90 days	4,949	1,016
Accounts receivable	19,189	10,681

The Company did not sell any crude oil to third-party buyers during the three months ended June 30, 2020. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the second quarter of 2020 the Company sold 312.6 mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $7.2 million. As at June 30, 2020, $14.7 million (December 31, 2019 - $5.7 million) of the total accounts receivable balance of $19.2 million (December 31, 2019 - $10.7 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended June 30, 2020 by approximately $0.7 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.9 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at June 30, 2020 was $0.9 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the three months ended June 30, 2020 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q2-2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

net loss, for the three months ended June 30, 2020, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact TransGlobe’s financial performance and position, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at June 30, 2020:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

As at June 30, 2020, the Company had $86.0 million of revolving credit facilities with $27.4 million drawn and $58.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $20.0 million was drawn and outstanding as at June 30, 2020. During the six months ended June 30, 2020, the Company repaid $10.0 million on this prepayment facility (See Note 13). The Company also has a revolving Canadian reserves-based lending facility with ATB that was renewed and reduced as at June 30, 2020 from C$25.0 million ($18.4 million) to C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn and outstanding.  The reduction in the ATB facility is a result of lower forecasted commodity prices and the associated impact on asset value.  During the six months ended June 30, 2020, the Company had drawings of C$0.2 million ($0.2 million) on this facility.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at June 30, 2020 and December 31, 2019. The Company was in compliance with all financial covenants at June 30, 2020 and December 31, 2019.

The Company defines and computes its capital as follows:

($000s)	June 30, 2020	December 31, 2019
Long-term debt, including the current portion (net of unamortized transaction costs)	27,071	37,041
Current assets	(68,667)	(65,786)
Current liabilities	33,555	33,592
Net debt obligations	(8,041)	4,847
Shareholders’ equity	143,591	214,490
Total capital	135,550	219,337

5. OTHER REVENUE

Other revenue includes funding received under the Government of Canada’s Emergency Wage Subsidy (CEWS) program. Government grants are recognized when the Company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

6. FINANCE COSTS

Finance costs recognized in net (loss) earnings were as follows:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Interest on long-term debt	387	856	969	1,739
Interest on borrowing base facility	65	121	158	229
Amortization of deferred financing costs	98	90	193	180
Interest on lease obligations	39	73	84	133
Finance costs	589	1,140	1,404	2,281
Interest paid	512	986	1,130	1,981

7. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	As at June 30, 2020	As at December 31, 2019
Cash	13,837	12,251
Cash equivalents	21,000	21,000
Cash and cash equivalents	34,837	33,251

As at June 30, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

8. PRODUCT INVENTORY

Product inventory primarily consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at June 30, 2020, the Company held 408.7 mbbls of crude oil in inventory as at June 30, 2020, valued at approximately $23.29/bbl (December 31, 2019 - 964.5 mbbls valued at approximately $18.16 per barrel).

9. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2019	33,706
Additions to exploration and evaluation assets	337
Impairment loss	(33,459)
Balance at June 30, 2020	584

The disruption experienced by the industry, related to the effects caused by the COVID-19 pandemic, which began during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment. The Company recorded an impairment loss of $33.5 million on its E&E assets as at March 31, 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balances in the two concessions.

The ending balance of intangible exploration and evaluation assets as at June 30, 2020 includes $0.6 million in Canada (December 31, 2019 - $0.5 million), $nil in South Ghazalat (December 31, 2019 - $29.2 million) and $nil in North West Gharib (December 31, 2019 - $4.0 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

10. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Cost
Balance at December 31, 2019	712,552	19,267	731,819
Increase in right-of-use assets	179	37	216
Additions	6,322	147	6,469
Change in estimate for asset retirement obligations (Note 11)	(528)	-	(528)
Balance at June 30, 2020	718,525	19,451	737,976

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the period[1]	13,835	926	14,761
Impairment loss	40,036	-	40,036
Balance at June 30, 2020	572,279	15,897	588,176

Foreign Exchange
Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	(3,732)	-	(3,732)
Balance at June 30, 2020	(1,726)	-	(1,726)

Net book value
Balance at December 31, 2019	196,150	4,296	200,446
Balance at June 30, 2020	144,520	3,554	148,074
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.

Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used a discount rate of 15% for Egypt and 11% for Canada and the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/Mcf	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 2020.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Impairment	1% increase in discount rate	5% decrease in pricing
West Gharib	24,769	917	5,536
West Bakr	6,610	1,400	5,171
North West Gharib	4,596	-	-
Canada	4,061	4,844	5,416
Total	40,036	7,161	16,123

The impairment losses above were recorded in Q1-2020 to reduce the carrying value of these PNG assets to their recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada as at March 31, 2020. No indicators of impairment were identified as at June 30, 2020.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the six months ended June 30, 2020:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Net book value at December 31, 2019	374	1,285	1,659
Increase in right-of-use assets	179	37	216
Depreciation for the period	(196)	(476)	(672)
Net book value at June 30, 2020	357	846	1,203

11. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2019	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	(528)
Obligations settled	(20)
Asset retirement obligation accretion	128
Effect of movements in foreign exchange rates	(637)
Balance at June 30, 2020	12,555

As at June 30, 2020, the entire asset retirement obligation balance related to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $12.6 million as at June 30, 2020 (December 31, 2019 - $13.6 million). These payments are expected to be made between 2021 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2019 – between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

12. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	As at June 30, 2020	December 31, 2019
Less than 1 year	1,097	1,479
1 - 3 years	379	631
Total lease payments	1,476	2,110
Amounts representing interest	144	302
Present value of net lease payments	1,332	1,808
Current portion of lease obligations	925	1,219
Non-current portion of lease obligations	407	589

During the six months ended June 30, 2020, the Company spent $0.1 million (June 30, 2019 - $0.1 million) on interest expense and paid a total cash outflow of $0.8 million (June 30, 2019 - $0.9 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. LONG-TERM DEBT

As at June 30, 2020, interest-bearing debt was comprised as follows:

	As at June 30, 2020	As at December 31, 2019
Prepayment agreement	19,696	29,502
Reserves-based lending facility	7,375	7,539
Balance, end of period	27,071	37,041

As at June 30, 2020 and December 31, 2019, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $20.0 million (December 31, 2019 - $30.0 million) was drawn. On April 30, 2020, the Company made a repayment of $10.0 million on the prepayment agreement. Effective March 31, 2020 the Company received a six month extension on the prepayment agreement with a maturity date of September 30, 2021.

As at December 31, 2019 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($19.2 million). As at June 30, 2020, the ATB facility was renewed for C$15.0 million ($11.0 million), of which C$10.0 million ($7.4 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% (December 31, 2019: 1.25% to 3.25%) depending on the company’s net debt to trailing cash flow ratio. There were no other changes to the key terms of the agreement from December 31, 2019. During the six months ended June 30, 2020, the Company drew C$0.2 million ($0.2 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2019	37,041
Draws on revolving credit facility	168
Repayment of long-term debt	(10,000)
Amortization of deferred financing costs	194
Effects of movements in foreign exchange rates	(332)
Balance at June 30, 2020	27,071

During the six months ended June 30, 2020, the Company paid $1.1 million (June 30, 2019 - $2.0 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at June 30, 2020.

The estimated future debt payments on long-term debt as of June 30, 2020 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	20,000	7,375	27,375
	20,000	7,375	27,375

14. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	32,630	32,630	-	-	-
Long-term debt[3]	Yes-Liability	27,375	-	27,375	-	-
Lease obligations	Yes-Liability	1,332	925	407	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	146	-	146	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		62,504	33,576	28,928	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.3 million.
[4]	Equipment leases include one facility contract.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2020.

15. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at June 30, 2020 and December 31, 2019 are outlined below:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,543	152,805	72,206	152,084
Stock options exercised	-	-	337	547
Contributed surplus re-class on exercise	-	-	-	174
Balance, end of period	72,543	152,805	72,543	152,805

16. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Six Months Ended June 30, 2020		Year Ended December 31, 2019
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,481	2.86	4,876	3.60
Granted	819	0.79	976	2.83
Exercised	-	-	(337)	2.18
Expired	(711)	4.99	(1,034)	6.55
Options outstanding, end of period	4,589	2.16	4,481	2.86
Options exercisable, end of period	2,797	2.35	2,585	3.01

Compensation expense of $0.2 million was recorded during the six months ended June 30, 2020 (June 30, 2019 - $0.3 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. During the six months ended June 30, 2020, employees exercised nil stock options (June 30, 2019 - 337,000). As at June 30, 2020 and December 31, 2019, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at June 30, 2020 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Granted	680	1,196	392
Exercised	(329)	(410)	(155)
Forfeited	(176)	(93)	-
Units outstanding, June 30, 2020	1,014	2,333	826
During the six months ended June 30, 2020, a compensation recovery of $0.7 million (June 30, 2019 - $1.0 million expense) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of (Loss) Income and Comprehensive (Loss) Income in respect of the revaluation of outstanding share units granted under the three plans described above.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

17. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the three months ended June 30, 2020 was 72,542,071 (June 30, 2019 – basic 72,542,071; and diluted 72,547,938). The weighted number of common shares outstanding (basic and diluted) for the six months ended June 30, 2020 was 72,542,071 (June 30, 2019 – basic 72,484,773; and diluted 72,629,523). These outstanding share amounts were used to calculate net earnings (loss) per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended June 30, 2020, the Company excluded 4,589,042 and 3,769,935 stock options for the three and six months ended June 30, 2020 (three and six months ended June 30, 2019 – 2,653,284) as their exercise price was greater than the average common share market price in the periods.

18. SEGMENTED INFORMATION

The Company has two reportable segments for the three and six months ended June 30, 2020 and 2019: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended June 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	22,304	75,498	830	3,970	-	-	23,134	79,468
Natural gas sales	-	-	556	463	-	-	556	463
Natural gas liquids sales	-	-	859	1,192	-	-	859	1,192
Less: royalties	(12,477)	(37,807)	(680)	(245)	-	-	(13,157)	(38,052)
Petroleum and natural gas sales, net of royalties	9,827	37,691	1,565	5,380	-	-	11,392	43,071
Finance revenue	16	-	-	-	18	133	34	133
Other revenue	-	-	-	-	222	-	222	-
Total segmented revenue	9,843	37,691	1,565	5,380	240	133	11,648	43,204

Segmented expenses
Production and operating	9,031	10,411	1,375	1,999	-	-	10,406	12,410
Selling costs	423	98	-	-	-	-	423	98
General and administrative	1,606	1,495	194	193	2,151	2,086	3,951	3,774
Foreign exchange gain	-	-	-	-	113	32	113	32
Finance costs	512	1,002	72	129	5	9	589	1,140
Depletion, depreciation and amortization	3,820	7,154	1,643	1,889	194	202	5,657	9,245
Asset retirement obligation accretion	-	-	60	49	-	-	60	49
Loss (gain) on financial instruments	1,371	(1,066)	-	-	-	-	1,371	(1,066)
Income tax expense	2,445	7,476	-	-	-	-	2,445	7,476
Segmented net (loss) earnings	(9,365)	11,121	(1,779)	1,121	(2,223)	(2,196)	(13,367)	10,046

Capital expenditures
Exploration and development	1,204	7,728	(27)	236	-	-	1,177	7,964
Corporate	-	-	-	-	52	133	52	133
Total capital expenditures	1,204	7,728	(27)	236	52	133	1,229	8,097

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Six Months Ended June 30
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	97,719	138,478	4,005	7,875	-	-	101,724	146,353
Natural gas sales	-	-	1,288	1,450	-	-	1,288	1,450
Natural gas liquids sales	-	-	1,724	2,537	-	-	1,724	2,537
Less: royalties	(38,819)	(68,794)	(1,291)	(1,123)	-	-	(40,110)	(69,917)
Petroleum and natural gas sales, net of royalties	58,900	69,684	5,726	10,739	-	-	64,626	80,423
Finance revenue	16	25	-	-	76	291	92	316
Other revenue	-	-	-	-	222	-	222	-
Total segmented revenue	58,916	69,709	5,726	10,739	298	291	64,940	80,739

Segmented expenses
Production and operating	30,389	20,182	3,274	3,761	-	-	33,663	23,943
Selling costs	1,049	573	-	-	-	-	1,049	573
General and administrative	3,065	3,092	449	403	2,341	5,146	5,855	8,641
Foreign exchange gain	-	-	-	-	165	(55)	165	(55)
Finance costs	1,222	2,021	170	244	12	16	1,404	2,281
Depletion, depreciation and amortization	13,853	13,813	3,656	3,797	400	401	17,909	18,011
Asset retirement obligation accretion	-	-	128	105	-	-	128	105
(Gain) loss on financial instruments	(7,173)	3,930	-	-	-	-	(7,173)	3,930
Impairment loss	69,434	8,391	4,061	-	-	-	73,495	8,391
Income tax expense	7,030	13,679	-	-	-	-	7,030	13,679
Segmented net (loss) earnings	(59,953)	4,028	(6,012)	2,429	(2,620)	(5,217)	(68,585)	1,240

Capital expenditures
Exploration and development	4,836	15,700	1,832	811	-	-	6,668	16,511
Corporate	-	-	-	-	138	133	138	133
Total capital expenditures	4,836	15,700	1,832	811	138	133	6,806	16,644

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at June 30, 2020			As at December 31, 2019
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	15,993	2,456	18,449	6,266	3,874	10,140
Derivative commodity contracts	810	-	810	-	-	-
Intangible exploration and evaluation assets	-	584	584	33,176	530	33,706
Property and equipment
Petroleum and natural gas assets	76,032	68,488	144,520	117,591	78,559	196,150
Other assets	2,367	13	2,380	2,847	15	2,862
Other	41,857	549	42,406	48,652	2,269	50,921
Deferred taxes	4,022	-	4,022	8,387	-	8,387
Segmented assets	141,081	72,090	213,171	216,919	85,247	302,166
Non-segmented assets			8,176			6,159
Total assets			221,347			308,325

Liabilities
Accounts payable and accrued liabilities	27,230	1,891	29,121	19,459	6,798	26,257
Derivative commodity contracts	-	-	-	217	-	217
Long-term debt	19,695	7,376	27,071	29,502	7,539	37,041
Asset retirement obligation	-	12,555	12,555	-	13,612	13,612
Lease obligation	509	373	882	718	276	994
Deferred taxes	4,022	-	4,022	8,387	-	8,387
Segmented liabilities	51,456	22,195	73,651	58,283	28,225	86,508
Non-segmented liabilities			4,105			7,327
Total liabilities			77,756			93,835

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

19. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2020	2019	2020	2019
Operating activities
Decrease (increase) in current assets
Accounts receivable	28,423	7,848	(8,508)	(14,501)
Prepaids and other	(410)	472	283	2,210
Product inventory[1]	(2,752)	(1,829)	4,851	(3,320)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	2,103	(2,989)	1,802	(9,163)
Other long-term liabilities	(49)	(493)	(468)	(443)
Total changes in non-cash working capital	27,315	3,009	(2,040)	(25,217)

Investing activities
Increase in current assets
Prepaids and other	-	33	-	4
Increase in current liabilities
Accounts payable and accrued liabilities	(1,594)	(867)	(662)	(305)
Total changes in non-cash working capital	(1,594)	(834)	(662)	(301)

Financing activities
Decrease in current liabilities
Other liabilities	-	-	-	(200)
Total changes in non-cash working capital	-	-	-	(200)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Ross G. Clarkson (3)

Edward LaFehr (1)(3)

Carol Bell (1)(2)

Steven W. Sinclair (1)(2)

Timothy Marchant (2)(3)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer and Corporate Secretary

(1)  Audit Committee

(2)  Compensation, Human Resources & Governance Committee

(3)  Reserves, Health, Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

2300, 250 – 5th Street S.W.

Calgary, Alberta, Canada T2P 0R4

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & BROKER

Canaccord Genuity Limited

8 Wood Street, London, EC2V 7QR

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

AUDITORS

BDO Canada LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

BANKS

Sumitomo Mitsui Banking Corporation Europe Limited

London, Great Britain

ATB Financial

Calgary, Alberta, Canada

PUBLIC RELATIONS

FTI Consulting Inc.

Telephone: +44 (0) 203 727 1000

Email: transglobeenergy@fticonsulting.com

www.trans-globe.com

TSX & AIM: TGL, NASDAQ: TGA